                                                                    Exhibit 99.1

                                For Further Information Contact
                                Robert E. Phaneuf
For Immediate Release           Vice President - Corporate Development
Wednesday, November 7, 2001    (918) 592-0101

                 VINTAGE PETROLEUM REPORTS THIRD QUARTER RESULTS

     Tulsa, Oklahoma - Vintage Petroleum, Inc. announced today third quarter 2001 income of $12.7 million, or $0.20 per share, exclusive of a $6.5 million, or $0.10 per share, net after-tax effect of a non-recurring impairment charge, compared to income of $58.5 million, or $0.92 per share, in the same quarter last year. Third quarter 2001 income inclusive of the impairment charge was $6.2 million, or $0.10 per share. Despite achieving all-time high production volumes, substantially lower prices for both oil and gas and higher costs, including the non-recurring impairment charge, negatively affected financial results when compared to the year-ago quarter.

     During the third quarter of 2001, the company impaired the carrying value of certain Canadian and non-strategic U.S. properties by recording a non-cash impairment charge of $10.7 million ($6.5 million after-tax). These U.S. properties, along with other U.S. properties, were sold in October 2001 and a gain of $6.7 million will be recorded in the fourth quarter.

     Oil and gas sales volumes for the quarter grew 20 percent to a record 9.2 million equivalent barrels (BOE) from 7.6 million BOE in last year's period. The increase is attributable to acquisitions made in Canada and Argentina during late 2000 and 2001. Oil sales volumes for the quarter increased 8 percent (13 percent before inventory fluctuations) compared to last year's quarter to a record

                                     -More-

5.6 million barrels (5.7 million barrels before inventory fluctuations). Company production of natural gas increased 47 percent to a record 21.3 billion cubic feet (Bcf). A deterioration in the average price of oil and gas, however, more than offset the benefit of higher volumes.

     The company's average realized oil price declined 16 percent to $22.31 per barrel ($21.56 per barrel before the impact of hedges) compared to $26.53 per barrel ($28.96 per barrel before the impact of hedges) during the same quarter last year. The average realized gas price fell 31 percent to $2.26 per Mcf compared to $3.29 per Mcf in the same quarter last year due to market concerns over mounting supply and the outlook for a weakening domestic economy.

     Oil and gas sales were $173.2 million, compared to $185.5 million in last year's third quarter. Although boosted by significantly higher unit volume growth reaching record levels, revenue growth was more than offset by falling prices of oil and gas.

     Lease operating costs per BOE increased 16 percent to $6.37 per BOE compared to $5.51 per BOE in last year's third quarter. The increase results primarily from higher expenditures for well workovers and maintenance principally in the U.S., coupled with declining U.S. production volumes and the addition of Canadian operations in 2001 at a higher average per BOE cost than the year-ago quarter. General and administrative expenses rose 15 percent on a BOE basis to $1.43 per BOE in the quarter mostly as a result of higher expenses associated with the increasing level of planned capital spending.

     Exploration expense for the quarter was $9.6 million, composed of $5.6 million attributable to leasehold impairments and unsuccessful exploratory drilling, with the remaining $4.0 million of expenditures for seismic and other geological and geophysical activities. In last year's third quarter, exploration expense totaled $8.9 million consisting of $8.7 million attributable to leasehold

                                     -More-
impairments and unsuccessful exploratory drilling and $200,000 of geological and geophysical activities.

     Interest expense increased to $19.9 million as a result of higher average outstanding debt levels resulting from increased borrowings associated primarily with recent acquisitions in Canada and Argentina.

     Cash flow from operations before all exploration expenses and working capital changes for the third quarter was $75.0 million, compared to $99.4 million in the year-ago quarter.

Nine Months 2001 Summary

     For the nine months, oil and gas sales rose to $588.6 million, 24 percent above the $476.3 million in the nine months of 2000. The higher sales were the result of a 37 percent increase in the realized price of gas accompanied by a 20 percent rise in production. Total revenues increased by 31 percent to $721.2 million, compared to $548.6 million for the same period last year.

     Net income in the first nine months of 2001 was $129.2 million, or $2.02 per share, compared to $123.9 million, or $1.94 per share in the similar period last year. Cash flow from operations before all exploration expenses and changes in working capital for the nine months of 2001 rose 29 percent to $294.5 million from $227.6 million for the first nine months of 2000.

Operational Update and Outlook

Canada

     During the third quarter, 34 exploitation and extensional wells were drilled with an 84 percent success rate. Current plans call for 15 wells to be drilled during the fourth quarter. The company continues to position itself for future growth, participating in six Alberta Crown lease sales and acquiring an additional 24,324 acres.

                                     -More-

     Drilling activity in the third quarter continued to be focused in three operational areas: Sturgeon Lake, West Central and Grouard located in central Alberta. Exploitation of shallow Cretaceous gas and Devonian attic oil accumulations continued in the Sturgeon Lake area with the drilling of seven wells. Two significant extensional wells, the South Sturgeon Lake 3-21 and the South Sturgeon Lake 3-27, confirmed new reserve accumulations. Offsets to both discoveries are anticipated during the first quarter of 2002.

     Activity in the West Central area continued at a brisk pace with the drilling of five successful wells. Seven successful wells were drilled in the Grouard operational area targeting the shallow, gas-prone Cretaceous section and deeper, oil-productive Devonian Gilwood formations. Significant new reserve potential is being delineated in Gilwood structural traps by the application of 3-D seismic. Offsets to these wells will be drilled during the fourth quarter of 2001.

     Plans for 2002 include drilling up to 185 development and extensional wells. It is anticipated that the company will operate a four or five rig drilling program during the first and second quarters of 2002.

United States

     Vintage drilled 13 wells during the quarter with a 92 percent success rate. However, domestic drilling was impacted by a budget adjustment made in August coincident with the recent acquisition of producing properties in the Cuyo basin of Argentina. Year-to-date, 33 wells have been drilled with a success rate of 85 percent.

     Despite the recent weakness in oil and gas prices, key exploratory projects are moving forward. Fourth quarter activity includes drilling the Cottonwood 1-11, a 19,000 foot exploratory gas well in the Stagecoach area of Oklahoma. Based on multiple gas shows and well logs, casing has been set and the well is scheduled for completion and testing during November. Several wells are planned in the Stagecoach area in 2002 to test a new deep gas play in the pre-Pennsylvanian formation.

                                     -More-

     In the Little Temple prospect, a 17,000 foot exploratory gas well in Lafourche Parish, Louisiana, was spud on November 3. Drilling this mid-Miocene target will take approximately 80 days. If successful, information gleaned from drilling this well and existing 3-D seismic data could create opportunities for offset development. Additional exploratory drilling potential exists on an adjacent prospect also covered by 3-D seismic. Vintage holds a 35 percent working interest in the Little Temple prospect and 50 percent working interest in the adjacent prospect.

     Interpretation of 3-D seismic is continuing on the Tiger Bayou exploration prospect in Terrebonne Parish, Louisiana. An exploration well targeting the deep, lower Miocene formation will commence in the first half of 2002. The prospect is located near the Lilly Boom discovery. Vintage holds a 38 percent working interest in the prospect. Several independent leads exist in this southern Louisiana play. Estimated gross unrisked reserve potential of approximately 100 Bcf is being pursued in each of the Little Temple and Tiger Bayou prospects.

     Vintage has leased 3,900 net acres on the Leatherwood prospect in the Delaware basin of west Texas. Drilling of this lower risk horizontal gas play is anticipated to commence in early 2002. Vintage's expanded exploration teams will continue to work on high-impact plays in south Louisiana, west Texas, New Mexico and south Texas.

Argentina

     Drilling activity was focused in Canadon Seco and El Huemul, two key operational areas in the San Jorge basin where a three-rig drilling program is underway. During the quarter, a total of 16 development wells (100 percent working interest) were drilled with a 100 percent success rate. These wells were drilled on locations identified by Vintage's active 3-D seismic program in the basin. Since entering Argentina in 1995, Vintage has achieved a 96 percent success rate on the 267 wells drilled as of the end of the third quarter. Fourth quarter plans call for the drilling and completion of 16

                                     -More-
development wells in the same areas of the San Jorge basin and two development wells in the Cuyo basin.

     Planned 2002 activity in Argentina calls for an increased level of drilling through the first half accompanying an increase in the number of rigs employed to four. In the San Jorge basin, a total of 50 operated wells are scheduled along with waterflood projects, gas projects and seismic work on the El Huemul and Tres Picos acreage during 2002. In the Cuyo basin, four operated horizontal wells and up to eight non-operated wells are planned.

Ecuador

     The company has recently completed a 3-D seismic program covering 120 square miles (300 square kilometers) located on Blocks 14 and 17 and on portions of the Shiripuno Block. The seismic is being used to refine locations for the upcoming development drilling program that is scheduled to begin late first quarter 2002. A total of four development wells are planned for 2002 in order to begin building production capacity in anticipation of the start-up of the OCP pipeline in 2003.

Bolivia

     The focus for Bolivia continues to be on maximizing gas sales to existing markets and the development of new gas markets. During the third quarter, the company successfully finalized a one-year gas supply contract to deliver 4.1 MMcf per day (net) to the domestic market in Bolivia with first sales scheduled to start during the fourth quarter of 2001. Due to a higher than anticipated demand for gas, coupled with an aggressive marketing effort, third quarter sales were approximately
13 percent above forecast. In addition, initial quantities of gas have begun to flow during the fourth quarter to a power plant in Brazil under a previously announced agreement to deliver approximately 7.2 MMcf per day (net) to a new market.

                                     -More-

Frontier

     In Yemen, a new 3-D survey covering 85 square miles has recently been completed and will be analyzed and interpreted during the first quarter of 2002. A geochemical survey has also been obtained and will be integrated with the final 3-D interpretation. Exploratory wells are planned for the second half of 2002.

     The long-term test results from the recently announced Carapal Ridge #1 discovery well, test data from the Corosan #1 well, 3-D seismic and reprocessed 2-D data will help evaluate the additional potential on the exploration block in Trinidad. A third exploratory well could then be drilled as early as the fourth quarter of 2002.

     Two of the three exploratory wells previously drilled in the Northwest Territories are scheduled for testing during the first quarter of 2002.

Vintage to Webcast Third Quarter 2001 Conference Call

     The company's third quarter 2001 conference call to review financial and operational results will be broadcast, on a listen-only basis, on the internet on Thursday, November 8 at 3 p.m. Central Time. Interested parties may access the live webcast by visiting the Vintage Petroleum, Inc. website at www.vintagepetroleum.com, or at www.streetevents.com and selecting "Individual
------------------------        --------------------
Investors Company Boardroom". A replay of the call will be available for 7 days at www.vintagepetroleum.com and at www.streetevents.com following the completion
   ------------------------        --------------------
of the call. A telephone replay will be available until November 15 at (402) 530-9026. To listen to the internet broadcast, participants will need a multimedia computer with speakers and the Windows media player installed. Download from www.microsoft.com/windows/windowsmedia/en/download/default.asp and
              --------------------------------------------------------------
test the software at least one day prior to the call. Vintage Petroleum, Inc. is unable to provide technical support for downloading software.

                                     -More-

Forward-Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address operating and financial targets or estimates of oil and gas reserves, future production, assumed NYMEX prices of oil and gas, capital expenditures, costs and cash flow, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum, Inc. is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.

                                 -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                        CONSOLIDATED STATEMENTS OF INCOME
                       -----------------------------------
                    (In thousands, except per share amounts)
                                   (Unaudited)

                                                                   Three Months            Nine Months
                                                                      Ended                   Ended
                                                                   September 30,           September 30,
                                                              ----------------------   ---------------------
                                                                2001         2000        2001        2000
                                                              --------   -----------   ---------  ----------
REVENUES:
  Oil and gas sales                                           $ 173,227    $ 185,546  $ 588,610    $ 476,334
  Gas marketing                                                  20,481       38,988    115,295       82,868
  Oil and gas gathering and processing                              794        5,529     15,100       13,223
  Gain (loss) on disposition of assets                                -         (805)        24       (1,188)
  Other income (expense)                                           (679)         722      2,198      (22,600)
                                                              ---------    ---------  ---------    ---------
                                                                193,823      229,980    721,227      548,637
                                                              ---------    ---------  ---------    ---------
COSTS AND EXPENSES:
  Lease operating, including production taxes                    58,314       41,926    159,062      116,800
  Exploration costs                                               9,561        8,949     15,253       12,330
  Gas marketing                                                  20,540       37,482    112,163       79,409
  Oil and gas gathering and processing                            1,299        5,019     15,776       11,337
  General and administrative                                     13,080        9,413     37,173       28,650
  Depreciation, depletion and amortization                       48,072       26,197    116,060       71,633
  Impairment of oil and gas properties                           10,706            -     10,706            -
  Amortization of goodwill                                        4,417            -      7,191            -
  Interest                                                       19,867       11,609     46,658       36,948
                                                              ---------    ---------  ---------    ---------
                                                                185,856      140,595    520,042      357,107
                                                              ---------    ---------  ---------    ---------
  Income before income taxes and cumulative effect
  of change in accounting principle                               7,967       89,385    201,185      191,530

PROVISION (BENEFIT) FOR INCOME TAXES:
  Current                                                         6,370       25,902     56,565       49,078
  Deferred                                                       (4,645)       4,934     15,461       17,138
                                                              ---------    ---------  ---------    ---------
                                                                  1,725       30,836     72,026       66,216
                                                              ---------    ---------  ---------    ---------
  Income before cumulative effect of change
    in accounting principle                                       6,242       58,549    129,159      125,314

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTNG
  PRINCIPLE, net of taxes of $644                                     -            -          -       (1,422)
                                                              ---------    ---------  ---------    ---------
NET INCOME                                                    $   6,242    $  58,549  $ 129,159     $123,892
                                                              =========    =========  =========    =========

BASIC INCOME PER SHARE:
  Income before cumulative effect of change
    in accounting principle                                   $    0.10    $    0.93  $    2.05     $   2.00
  Cumulative effect of change in accounting principle                 -            -          -         (.02)
                                                              ---------    ---------  ---------    ---------
  Net income                                                  $    0.10    $    0.93  $    2.05     $   1.98
                                                              =========    =========  =========    =========

DILUTED INCOME PER SHARE:
  Income before cumulative effect of change
    in accounting principle                                   $    0.10    $    0.92  $    2.02     $   1.96
  Cumulative effect of change in accounting principle                 -            -          -         (.02)
                                                              ---------    ---------  ---------    ---------
  Net income                                                  $    0.10    $    0.92  $    2.02     $   1.94
                                                              =========    =========  =========    =========

Weighted average common shares outstanding:
  Basic                                                          63,080       62,770     63,003       62,592
                                                              ---------    ---------  ---------    ---------
  Diluted                                                        64,068       63,956     64,092       63,892
                                                              =========    =========  =========    =========

                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
               (In thousands, except shares and per share amounts)
                                   (Unaudited)

                                   A S S E T S


                                                                                           September 30,  December 31,
                                                                                               2001          2000
                                                                                           -------------  ------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                $     14,012   $     19,506
  Accounts receivable                                                                           107,327        153,037
  Derivative financial instruments receivable                                                     5,746              -
  Prepaids and other current assets                                                              32,570         13,946
                                                                                           ------------   ------------
            Total current assets                                                                159,655        186,489
                                                                                           ------------   ------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
  Oil and gas properties, successful efforts method                                           2,516,039      1,734,003
  Oil and gas gathering systems and plants                                                       28,668         19,252
  Other                                                                                          24,182         19,636
                                                                                           ------------   -------------
                                                                                              2,568,889      1,772,891
  Less:  Accumulated depreciation, depletion and amortization                                   794,796        667,837
                                                                                           ------------   ------------
                                                                                              1,774,093      1,105,054
                                                                                           ------------   ------------
GOODWILL, net of amortization                                                                   166,335              -
                                                                                           ------------   ------------
OTHER ASSETS, net                                                                                61,141         46,854
                                                                                           ------------   ------------
                                                                                           $  2,161,224   $  1,338,397
                                                                                           ============   ============
                    L I A B I L I T I E S A N D S T O C K H O L D E R S' E Q U I T Y

CURRENT LIABILITIES:
  Revenue payable                                                                          $     37,065   $     60,519
  Accounts payable - trade                                                                       56,232         43,225
  Current income taxes payable                                                                   14,217         43,187
  Short-term revolving debt                                                                      10,917          3,400
  Other payables and accrued liabilities                                                         75,160         61,961
                                                                                           ------------   ------------
      Total current liabilities                                                                 193,591        212,292
                                                                                           ------------   ------------
LONG-TERM DEBT                                                                                1,016,344        464,229
                                                                                           ------------   ------------
DEFERRED INCOME TAXES                                                                           215,449         33,252
                                                                                           ------------   ------------
OTHER LONG-TERM LIABILITIES                                                                       2,376          3,767
                                                                                           ------------   ------------

STOCKHOLDERS' EQUITY, per accompanying statement:
  Preferred stock, $.01 par, 5,000,000 shares authorized,
     zero shares issued and outstanding                                                               -              -
  Common stock, $.005 par, 160,000,000 shares authorized,
     63,080,322 and 62,801,416 shares issued and outstanding, respectively                          315            314
  Capital in excess of par value                                                                323,322        319,893
  Retained earnings                                                                             426,303        303,449
  Accumulated other comprehensive income (loss)                                                 (14,531)         1,201
                                                                                           ------------   ------------
                                                                                                735,409        624,857

  Less:  Unamortized cost of restricted stock awards                                              1,945              -
                                                                                           ------------   ------------
                                                                                                733,464        624,857
                                                                                           ------------   ------------
                                                                                           $  2,161,224   $  1,338,397
                                                                                           ============   ============

                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                             SUMMARY OPERATING DATA
                             ----------------------
                                   (Unaudited)


                                                  Three Months Ended       Nine Months Ended
                                                     September 30,           September 30,
                                                 ---------------------    --------------------
                                                   2001         2000       2001         2000
                                                 -------     ---------    ------      --------
Oil (MBbls)-

     Sales Volumes (a):
         U.S.                                       2,108        2,259      6,438        6,731
         Argentina                                  2,455        2,572      7,505        6,623
         Ecuador                                      452          325      1,034          909
         Bolivia                                       21           44         69           87
         Canada                                       575            -      1,010            -
         Total                                      5,611        5,200     16,056       14,350

     Production (a):
         U.S.                                       2,108        2,259      6,438        6,731
         Argentina                                  2,637        2,409      7,732        6,901
         Ecuador                                      349          331      1,048          880
         Bolivia                                       32           38         88           82
         Canada                                       575            -      1,010            -
         Total                                      5,701        5,037     16,316       14,594

Gas (MMcf) -

    Sales Volumes:
         U.S.                                       8,533        8,787     26,137       26,931
         Argentina                                  2,802        2,589      7,810        6,277
         Bolivia                                    2,340        3,096      6,178        5,681
         Canada                                     7,604            -     13,407            -
         Total                                     21,279       14,472     53,532       38,889

Total MBOE -

    Sales Volumes (a)                               9,157        7,611     24,978       20,831
    Production (a)                                  9,247        7,448     25,238       21,075

Average prices:

    Oil (per Bbl) (including impact of hedges) -

         U.S.                                     $ 23.22      $ 22.86    $ 24.56      $ 23.17
         Argentina                                  22.11        29.71      23.76        28.01
         Ecuador                                    19.63        26.48      19.01        24.41
         Bolivia                                    21.35        29.47      24.04        28.54
         Canada                                     21.95            -      23.08            -
         Total                                      22.31        26.53      23.73        25.51

    Oil (per Bbl) (excluding impact of hedges) -

         U.S.                                     $ 22.60      $ 28.46    $ 23.96      $ 26.42
         Argentina                                  20.93        29.71      22.56        28.01
         Ecuador                                    19.63        26.48      19.01        24.41
         Bolivia                                    21.35        29.47      24.04        28.54
         Canada                                     21.95            -      23.08            -
         Total                                      21.56        28.96      22.92        27.03

    Gas (per Mcf) -

         U.S.                                     $  2.92      $  4.24    $  5.69      $  3.31
         Argentina                                   1.35         1.82       1.39         1.84
         Bolivia                                     1.69         1.82       1.79         1.69
         Canada                                      2.03            -       2.75            -
         Total                                       2.26         3.29       3.88         2.83

(a) Difference between sales volumes and production is due to period-end oil inventory fluctuations.

                                      -30-